Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
TOTAL VOTING RIGHTS
London, United Kingdom, 28 November 2008 — Randgold Resources Limited announces that, in accordance with FSA’s Disclosure and Transparency Rules, its issued share capital consists of 76 506 150 (seventy six million five hundred and six thousand one hundred and fifty) issued ordinary shares of US$0.05 each.
Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 5 826 (five thousand eight hundred and twenty six) issued ordinary shares in Treasury. Therefore, the total number of voting rights in the Company is 76 500 324 (seventy six million five hundred thousand three hundred and twenty four).
The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the FSA’s Disclosure and Transparency Rules.

Randgold Resources Enquiries:
Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com